SECUR

20003973

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokerbank Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

12800 Whitewater Drive, Suite 100

(No. and Street)

Minnetoka	MN	55343-9406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Wright   952.484.0083

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC

(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Philip Wright_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___BrokerBank Securities, Inc._____
_____ , as

of ___December 31st_____ , 20__19____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

```
JAN MAREE NICKELLS
Notary Public
Minnesota
My Commission Expires
Jan 31, 2023
```

_____
Signature

_____
Chief Executive Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brokerbank Securities, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the December 31, 2019 Year-End

Contents

Independent Auditor's Opinion Report



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Directors and Shareholders of Brokerbank Securities, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Brokerbank Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through stock issuances. These conditions raise doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect to this matter.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PPLC

China Spring, Texas
February 19, 2020

We have served as the Brokerbank Securities, Inc.'s auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Brokerbank Securities, Inc.
Financial Statements
Statement of Financial Condition
For the year ended December 31, 2019

ASSETS

    Current Assets

Cash	$	4,048
Marketable securities available for sale		8,500
Commissions Receivable		5,150
Lease Asset		5,082
Total Current Assets		22,780

    Long Term Assets

Lease Asset	16,277
Prepaid Expenses	341
Total Long Term Assets	16,618

Total Assets	$	**39,398**

LIABILITIES & EQUITY

    Current Liabilities

Accounts Payable	$	2,005
Lease Liability		5,082
Total Current Liabilities		7,087

    Long Term Liabilities

Lease Liability	16,277
Total Long Term Liabilities	16,277

Total Liabilities	23,364

    Equity

Common Stock	89,853
Preferred Shares	28,431
Accumulated other comprehensive income	-8,375
Net income	-8,546
Retained Earnings	-85,329
Total Equity	16,034

TOTAL LIABILITIES & EQUITY	$	**39,398**

The accompanying notes are an integral part of these financial statements.

Brokerbank Securities, Inc.
Statement of Operations
For the year ended December 31, 2019

Ordinary Income/Expense

Income		
Consulting	$	1,800
Corporate Financing		66,450
Mutual Fund Commissions		4,990
Private Placement Commissions		94,478
Total Revenue		167,719
Expense		
Audit Fees		3,000
Automobile Expense		5,857
Bank charges		4,210
Commission Expense		66,735
Investment Banking Fees		47,160
Computers and Web-Site		5,291
Insurance		4,373
FINRA		4,037
Rent		4,553
Telephone		2,876
Travel		1,033
Owner Compensation		24,113
Other		3,025
Total Expense		176,265
Net Loss		(8,546)
Other Comprehensive Income (Loss)		
Unrealized Loss (Gain) on Securities for Sale		14,750
Comprehensive Loss	$	(23,296)

The accompanying notes are an integral part of these financial statements.

Brokerbank Securities, Inc.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2019

Operating Activities		
Net Loss	$	(23,296)
Adjustments to reconcile net loss		
to net cash from Operations:		
Commission Receivable		(5,000)
Rent Deposit		459
Accounts Payable		(15,068)
Net Cash Provided by Operating Activities		(42,905)
Investing Activities		
Unrealized Loss		14,750
Net Cash Provided by Investing Activities		14,750
Financing Activities		
Issuance of Common Stock		17,500
Net Cash Provided by Financing Activities		17,500
Net Cash Increase for year		(10,655)
Cash at beginning of year		14,703
Cash at end of year	$	4,048

The accompanying notes are an integral part of these financial statements.

Brokerbank Securities, Inc.
Statement of Changes in Ownership Equity
As of and for the year ended December 31, 2019

Statement Of Changes In Owners Equity	Voting Common Shares	Non-voting Common Shares	Pref Series A	Pref Series B	Pref Series C	Pref Series D	Accum OCI	Accum. Loss	Totals
Balance , as of January 1, 2019	$ 72,353		$ 1,806	$ 2,750	$ 7,000	$ 16,875	$ 6,375	$ (85,329)	$ 21,830
Additional Shares Issued		$ 17,500							$ 17,500
Net loss for the year ended December 31, 2019								$ (8,546)	$ (8,546)
Other comprehensive loss							$ (14,750)		$ (14,750)
Balance , as of December 31, 2019	$ 72,353	$ 17,500	$ 1,806	$ 2,750	$ 7,000	$ 16,875	$ (8,375)	$ (93,875)	$ 16,034

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles followed by BrokerBank Securities, Inc. (the "Company") and the methods of applying those principles which materially affect the determination of the financial position, results of operations and cash flows are summarized as follows:

The Corporate Entity

BrokerBank Securities, Inc. is a single-entity US domestic, State of Minnesota-based C Corporation. It conducts business as an SEC Regulated business using the K (2) (i) exemption as a limited securities Broker-Dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). Its' membership number is 130116 under FINRA and its' SEC File Number is 8-66310. The company earned permission to operate as a member firm with restrictions as contained in its Membership Agreement in May of 2004 and as formally amended in September of 2005. The company does not and may not acquire, hold or trade securities of any kind pursuant to the rules of SEC Regulation D, Sections 501 and 506 as amended and may market certain debt, mutual funds and tax-advantaged securities on an agency and best efforts basis in accordance to each selling agreement.

Description of the Business

The Company is in Minnetonka, Minnesota and is a best-efforts broker-dealer in marketing securities. It is registered with the United States Securities and Exchange Commission ("SEC") and is a Member-Firm of FINRA. The Company operated with an SEC Rule 15c3-3 (k) (2) (i) exemption and will continue to do so in the future. It holds no securities or cash of any type for customers. It does not clear any securities. It is not an introducing broker dealer. The primary business is conducting the marketing of 506 (b) and (c) securities on a best-efforts basis.

Basis for How the Company Accounts for Its' Business Activities

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America.

Cash and cash Equivalents

The Company defines as cash, all cash in corporate bank accounts, internet accessible accounts (such as PayPal), balances refundable from its' designated regulator and any balance of cash in an account immediately accessible by the Company.

Commissions and Amounts Receivable – Recognition of Uncollectible Amounts

The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful amounts owing is provided for. If it is determined that commissions owed are uncollectible, they are written off in the period that the determination has been made.

Revenue Recognition

Commissions are recorded by the Company when the issuer's payments of commissions owing to BrokerBank are received and deposited or electronically wired to the firm's bank account. Corporate finance fees are accrued on a monthly basis. the amounts paid by customers to issuers have cleared the issuers' bank account.

Estimates

For the preparation and presentation of financial statements that are in conformity with generally accepted accounting purposes in the United States of America, the Management of the Company is required to make assumptions and estimates, where applicable, that affect and have an impact upon reported amounts for assets, liabilities and credits and disclosures of contingent amounts, if any, as of the date where a report of the financial statement s of the company has been made. Actual reported amounts could and may vary substantially from subsequent amounts reported as of the date of the financial statements.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value and haircut disclosure requirements are noted on the financial statements at either the lower of the actual cost of the security or their quoted market value.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, which opines on how to report for comprehensive income, establishes requirements for the disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments amongst other items. During the year ended December 31, 2018, the Company had an unrealized gain on an investment that is readily marketable of $ 6,375. This is noted on the Statement of Comprehensive as an unrealized gain and is part of the investments available for sale on the balance sheet.

Concentrations
The Company is not dependent on any one source of revenues.

Subsequent Events

The Company has ascertained that there were no subsequent events that have occurred that would affect the balance sheet or the overall financial position that would require making a disclosure to the shareholders or stakeholders. This evaluation was performed through February 19, 2020.

NOTE B - GOING CONCERN AND LIQUIDITY RISK

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2019, the Company reported a net loss of $23,296, had an accumulated loss of $102,250, and relied on stock issuances of $17,500 to fund its operations. These results and the $4,048 of cash on hand at December 31, 2019 raise substantial doubt about the Company's ability to continue as a going concern.

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of SEC Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. This amounts to $ 5,000. Net capital may and the related ret capital amount and ratios may fluctuate daily. There were no material inadequacies in the amount reported Net Capital in the audited Computation of Net Capital and the Broker-Dealers' corresponding Part IIA submission of Net Capital in the FOCUS Report required under Rule 15c3-1.

NOTE D – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3 (k)(2)(I). The Company promptly transmits and forwards all customer checks received to the issuer or the issuers' corresponding financial institution as instructed. The Company has no customer accounts that contain, receive or distribute cash and securities, not does it have an introducing relationship with any clearing firm.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

The Company does not have any clearing arrangements. It is responsible for lease payments for the premises that it occupies as well as for telecommunications charges monthly. There were no known contingency requirements or need for financial provisions as of December 31, 2019.

NOTE F – SIPC CONSIDERATIONS – RECONCILIATION, IF WARRANTED

SEC Rule 17a-5 (e) (4) requires a SEC Registered Broker-Dealer to file a supplemental report which includes procedures related to the Broker-Dealers' IPC annual general reconciliation or exclusion-from-membership forms. In circumstance where a Broker-Dealer reports less than $500,000 of gross revenues (which applies to the Company in 2019), the Broker-Dealer is not required to file the Supplemental Income Report, but is required to file with SIPC, Annual Audited Financial Statements.

NOTE G – RENT PAID FOR USE OF PREMISES

The Company pays for the right to use office premises under a month-to-month contract. The total amount of rent and payments paid under the former lease and current month-to-moth agreement for 2019 was $4,553 which is combined as rent expense in the statement of comprehensive income.

NOTE H – FAIR VALUE MEASUREMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities on the New York Stock Exchange as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as of December 31, 2019. There has been no significant or any changes in the methodology for estimating fair value of the Company's financial instruments since December 31, 2018.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

> **Level 1** inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> **Level 2** inputs are inputs quoted other than quoted prices within Level 1 that are observable For the asset or liability, either directly or indirectly.
> **Level 3** inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Cash and cash equivalents

The carrying amount of cash and cash equivalents approximate their fair value because of the short maturity of these instruments. Cash includes US Currency in a Wells Fargo Bank Account.

Accounts Receivable

The carrying amounts of accounts receivable approximates its fair value because of the short-term maturity of these instruments. No allowance was provided during the year.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that re based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

Name of Security - CipherLoc	Level 1	Level 2	Level 3	Total
Money Market				$0
Marketable Securities	$16,875			$16,875
Other	$0			$0
Totals	$16,875	$0	$0	$16,875

Fair value of marketable securities on December 31, 2019 are as follows:

Name	Credit Rating	Quoted Share Price	Shares Owned	Fair Value Level 1
Cipherloc Inc.	Not rated	$ 0.68	12,500	$ 8,500
Totals	Level 1	$ 0.68	12,500	$ 8,500

There were no other securities carried on the books as of 12-31-2019.

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was a minimal dividend income in relation to this position. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The carried and market values are reflected below.

31-Dec-19	Carried Value	Market Value	Unrealized Loss
Money Market			
Marketable Securities	$16,875	$8,500	$8,375
Other			
Totals	$16,875	$8,500	$8,375

The cash cost of the marketable securities position is reflected below.

31-Dec-19	Cost Value
Money Market	
Marketable Securities	$16,875
Other	
Totals	$16,875

The fair value of the securities noted have been measured on a recurring basis using Level 1 inputs, which were based on unadjusted quoted market prices traded on the New York Stock Exchange. There have been no changes in valuation techniques.

NOTE I – State of Hawaii Case No. SEU-2015-045 Consent Order and 2018 Finra Sanction

Hawaii - On October 23, 2017, the State of Hawaii Department of Commerce and Consumer Affairs issued a Final Consent Order against BrokerBank Securities, Inc. for which BrokerBank shall cease and desist transacting any securities business in the State of Hawaii for a period of three years. In addition, the firm was assessed an administrative penalty of $ 12,500 of which $ 7,000 was suspended and $ 5,500 was paid by the firm to the state in the fourth quarter of 2017. In the event that the firm transacts securities business of any kind and without being registered in the State of Hawaii, the suspended amount will become immediately due and payable. This remains in effect as of December 31, 2019 and will end on the fourth quarter of 2020.

2018 Finra Sanction - September 10, 2018 – An AWC was issued in which the firm was censured, fined $5,000, and required to submit a certification to FINRA that the firm has enhanced its supervisory system, including its WSPs, to ensure it obtains customer account information, in accordance with Securities and Exchange Commission (SEC) Rule 17a-3(a)(17). A lower fine was imposed after considering, among other things, the firm's revenue and financial resources. Without admitting or denying the findings, the firm consented to the sanctions and to the entry of findings that it failed to conduct and document reasonable due diligence of a private placement sold by a registered representative of the firm, and did not have a supervisory system reasonably designed to ensure the firm complied with its due diligence obligations. The findings stated that the firm's WSPs required that it observe a set of due diligence standards to test the offering of an issuer's securities before the firm agreed to participate in an offering. The firm served as a placement agent for a Regulation D private placement offering of securities issued by a corporation. The corporation raised $2,516,000 in the offering, of which $2,220,000 was raised by the firm's sales to accredited investors. The terms and conditions of the offering were set forth in a confidential private offering memorandum reviewed and distributed by the firm. After agreeing to participate as a placement agent in the offering, the firm failed to conduct a reasonable due diligence investigation of the corporation and failed to document the results of its due diligence investigation. The firm failed to recognize and investigate contradictory and potentially confusing statements made in the offering memorandum about material terms of the offering. The findings also stated that the firm failed to obtain, and record required customer information with respect to a significant percentage of customers who purchased interests in private placements. The firm executed private placement transactions in customer accounts but took no steps to ensure that customer new account forms contained the required customer information, prior to those private placement transactions taking place. Further, the firm had been placed on notice by FINRA because of its failure to obtain and record the types of customer account information referenced in SEC Rule 17a-3(a)(17), as a result of a previous FINRA examination. Despite this, the firm failed to establish and maintain a supervisory system reasonably designed to ensure that it obtained the required customer account information. (FINRA Case #2015043584501). The firm is up to date in paying the fine.

NOTE J – INCOME TAXES

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2018, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The federal and state income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

As of December 31, 2019, the Company had a current tax loss in the amount of $23,296 and net operating loss and (NOL) carryforwards of $49,194 which will expire from Year 2036 through 2040.

We believe that it is more likely than not that the benefit from certain NOL carry-forwards will not be realized in future years. In recognition of this risk, we have provided a valuation allowance of $49,194 on the deferred tax assets relating to these federal NOL carry-forwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets as of December 31, 2019, will be accounted for as a reduction of income tax expense and/or an increase in equity.

The tax effects of temporary differences that give rise to significant positions of deferred tax assets at December 31, 2019 are as follows:

Deferred Tax Assets

Net Operating Loss Carryforwards – 2019	$ 23,296
Net Operating Loss Carryforwards – 2018	$ 4,821
Net Operating Loss Carryforwards – 2017	301
Net Operating Loss Carryforwards – 2016	2,907
Net Operating Loss Carryforwards – 2015	17,815
Total	$ 49,140

Deferred Tax Liabilities	
None	$ 0
Valuation Allowance	$-49,140
Net Deferred Tax Asset	$ 0

As of December 31st, 2019, the Company had net operating loss carryforwards for federal and state purposes. The Company's net federal operating loss carryforwards expire beginning December 31, 2035.

Note K - Related Party Transactions

The Majority Common Shareholder of BrokerBank Securities, Inc. (BrokerBank) is also the 100% Common Shareholder of Northstar Business Services, Inc. (Northstar). Periodically during the year payments are made by Northstar on behalf of BrokerBank for corporate services that Northstar performs for BrokerBank. These payments were reimbursed by BrokerBank at the end of 2019. See the following Table.

	Month	To Ford Credit	To VW Credit	Total (s)
1	Jan-19	$ 462.07	$ 353.58	$ 815.65
2	Feb-19	$ 462.07	$ 439.90	$ 901.97
3	Mar-19	$ 462.07	$ 439.90	$ 901.97
4	Apr-19	$ 462.07	$ 439.90	$ 901.97
5	May-19		$ 439.90	$ 439.90
6	Jun-19	$ 462.07		$ 462.07
7	Jul-19	$ 462.07		$ 462.07
8	Aug-19			$ -
9	Sep-19			$ -
10	Oct-19			$ -
11	Nov-19			$ -
12	Dec-19			$ -
	Year	**$ 2,772.42**	**$ 2,113.18**	**$ 4,885.60**

NOTE L - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of consulting fees and mutual fund and private placement commissions.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE M – Leasing Accounting Update

The Financial Accounting Standards Board introduced ASC 842 that became effective after December 15, 2018, fiscal years and interim periods within those fiscal years. BrokerBank currently has operating leases for two vehicles whose terms expire at the end of 2020 and in early 2023. Payments against the lease liabilities are also personally guaranteed by an officer of the company. The liabilities and payments that are outstanding and have been incurred on a straight-line basis on the leases are shown on the balance sheet as either current or long-term in their presentation. The assets related to the lease are not expected to be purchased at the ends of the terms of each lease.

Brokerbank Securities, Inc.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of the year ended December 31, 2019

Brokerbank Securities, Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019
Computation of Net Capital

Equity:..	$	16,034			
Allowable additions to equity (e.g. subordinated lo	$	-			
Equity allowable for Net Capital				$	16,034
Add:					
*Subordinated Loans			$	-	
*Secured Demand Notes			$	-	
Total Approved Sub Loans				$	-
Less: Non-allowable assets			$	5,491	
Tentative Net Capital				$	10,543
Less: SDN Deficiency			$	-	
Tentative Net Capital				$	10,543
Less:					
Total Haircut Charges			$	1,275	
Total Undue Charges			$	-	
Total Charges			$	1,275	
Net Capital				$	9,268
Less:					
Charges on SDN Collateral			$	-	
ADJUSTED NET CAPITAL				$	9,268
Statement of AI:					
Liabilities...	$	2,005			
Sub.Loans > 1yr. to mature	$	-			
Sub.Loans < 1 yr. to mature	$	-			
SDN's > 1yr. to mature	$	-			
SDN's < 1yr. to mature	$	-			
AI/Net Cap Purposes	$	2,005			
Ratio of AI/NC (cannot exceed 1500%)			21.6%		
Statement of Debt/Debt-Equity:					
Sub.Loans < 12mo. to mature	$	-			
Debt	$	-			
Sub.Loans > 1yr. to mature	$	-			
Debt-Equity	$	-			
Debt/Debt-Equity (Cannot > 70% 90 days)					
NET CAPITAL				$	9,268
REQUIRED NET CAPITAL AS A % OF AI		7% $	134		
MINIMUM DOLLAR REQUIRED...................................		$	5,000		
NET CAPITAL REQUIREMENT		$	5,000		
EXCESS NET CAPITAL		$	4,268		

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	134
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	4,268

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	2,005
Percentage of Aggregate Indebtedness to Net Capital		21.63%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of January 0, 1900	$	-
Adjustments		
Increase (Decrease) in Equity	$	16,034
(Increase) Decrease in Non-Allowable Assets	$	(5,491)
(Increase) Decrease in Securities Haircuts	$	(1,275)
(Increase) Decrease in Undue Concentration Charges	$	225
Net Capital per Audit	$	9,493
Reconciled Difference	$	-

Brokerbank Securities, Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $9,493 which was $ 4,923 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was 21.63%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule, 15c3-3-3 (k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report, as is the case for this Member Firm. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to file, the relevant report shall be included in this Supplemental Information section.


TuttleBond
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Phillip Wright
Brokerbank Securities, Inc.
12800 Whitewater Drive,
Suite 100
Minnetonka, MN 55343

Dear Phillip Wright:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Brokerbank Securities, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Brokerbank Securities, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Brokerbank Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brokerbank Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC

China Spring, Texas
February 19, 2020

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Brokerbank Securities, Inc.
Supplementary Exemption Letter
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2019

BrokerBank Securities, Inc.
Private Investment Banking – Member: FINRA / SiPC
Technology - Medical Device – General Securities

February 12th , 2020

Tuttle & Bond , PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, BrokerBank Securities, Inc.

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 1st, 2019 through December, 31, 2019 without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Philip Wright   02/12/2020

PRESIDENT NAME   Date
CEO and Owner
BrokerBank Securities, Inc.

Effective April 1, 2016 – 12800 Whitewater Drive – Suite 100 Minnetonka, MN 55343-9406 U.S.A.
952-943-3925 (Ph.) 952-184-0083 (C)   No fax – scan and e-mail – more secure
pnwright@brokerbanksecurities.com – https://brokerbanksecurities.com
Member: FINRA – SIPC since May 2004